Exhibit (e)(36)

CONSULTING AGREEMENT

     This Consulting Agreement (this “Agreement”) is made and entered into as of December 6, 2004, by and between PeopleSoft, Inc., a Delaware corporation (“PeopleSoft”), and Aneel Bhusri (“Consultant”).

     WHEREAS, PeopleSoft desires to engage Consultant as a consultant to PeopleSoft to help develop and enhance PeopleSoft’s corporate strategy and to supervise PeopleSoft’s product and technology development; and

     WHEREAS, Consultant wishes to accept such engagement on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties, conditions, acknowledgments and agreements contained herein, PeopleSoft and Consultant hereby agree as follows:

     1. Services. PeopleSoft hereby engages Consultant and Consultant hereby accepts such engagement, upon the terms and conditions of this Agreement. Consultant warrants that he is free to enter into and fully perform this Agreement.

     2. Term. The term of this Agreement (the “Term”) shall begin on the date hereof and continue until terminated pursuant to Section 6 of this Agreement.

     3. Position and Duties. During the Term, unless otherwise determined by the Board, Consultant shall serve as the Vice Chairman of PeopleSoft and, in such capacity, shall be responsible for leading the development of PeopleSoft’s corporate strategy, technology vision and long-term product roadmap and strategy. Consultant shall report to the Chief Executive Officer of PeopleSoft and be responsible for supervising the activities of the Executive Vice President of Products and Technology and the Chief Technology Officer. Consultant shall provide services on a full-time basis. His consulting services also may include, among others:

     (i) attending meetings with customers and potential customers;

     (ii) attending meetings with and interfacing directly with industry and financial analysts and representatives of the media;

     (iii) directing the development of PeopleSoft’s business plans;

     (iv) identifying and developing potential acquisitions of companies, technologies and intellectual property;

     (v) managing and directing employees as designated by the officers of PeopleSoft set forth below; and

     (vi) such other services as may be reasonably requested.

Consultant shall be available on an as needed basis to provide the services set forth above, as may be mutually agreed by Consultant and the Board or the Chief Executive Officer. During the Term, Consultant agrees to use his best efforts to advance the business and welfare of PeopleSoft and to render his services under this Agreement fully, faithfully, diligently, competently, professionally and to the best of his ability. Notwithstanding the full-time nature of the consulting relationship, Consultant shall not be required to provide any minimum number of hours under this Agreement, since his services will depend upon mutual agreement with the Board or the above-mentioned executive officers of PeopleSoft.

     4. Consulting Fees; Expenses. For all Consultant’s services under this Agreement, PeopleSoft shall pay Consultant $125,000 per month during the Term. Such amounts will be paid by the 25th day of the month following every month in which services are rendered. In addition, PeopleSoft shall reimburse Consultant for reasonable expenses incurred on behalf of PeopleSoft in connection with the services provided under this Agreement. All expenses shall be substantiated by appropriate receipts in accordance with PeopleSoft’s policies and shall be paid within 30 days of receipt of an invoice therefor. All fees paid to Consultant under this Agreement shall be in addition to all fees to which Consultant is entitled to receive in his capacity as a non-employee member of the board of directors of PeopleSoft (the “Board). Nothing in this Agreement shall be deemed to affect Consultant’s rights, obligations and duties as a member of the Board. In consideration of the fact that Consultant has been providing full-time consulting services similar to those described in this Agreement to PeopleSoft since October 1, 2004, upon execution of this Agreement by Consultant and PeopleSoft, PeopleSoft shall pay promptly to Consultant an amount equal to the aggregate monthly fee set forth above for the time period from October 1, 2004 to November 30, 2004. Nothing in this Agreement creates any right of Consultant to receive compensation in the form of stock options or restricted stock for Consultant’s service as a consultant or entitles consultant to participate in any of PeopleSoft’s executive severance plans.

     5. Independent Contractor Relationship; Taxes. The relationship of PeopleSoft and Consultant created by this Agreement is that of an independent contractor, and nothing contained in this Agreement shall be deemed to create an employer-employee relationship between Consultant and PeopleSoft or give PeopleSoft the right to control the day-to-day affairs of Consultant. Consultant shall be directly responsible for payments to satisfy Consultant’s obligations under all tax laws of every kind, workers’ compensation laws, disability and unemployment insurance laws and the Social Security Act. PeopleSoft shall not withhold taxes or any other payroll type deductions from payments made to Consultant. Because Consultant is not an employee of the Company, but rather an independent contractor, the Company shall issue an IRS Form 1099. Consultant agrees to report all compensation received under this Agreement to the appropriate federal, state or local taxing authorities. Consultant further agrees to pay, when and as due, any and all taxes incurred or owed by Consultant as a result of the compensation hereunder, including estimated taxes if applicable, and shall provide the Company with proof of said payments upon request. Consultant hereby agrees to indemnify, defend, and hold harmless the Company from and against any and all claims, losses, costs, fines, assessments, fees, liabilities, damages or injuries suffered by the Company arising out of any breach by Consultant of this Section 4, and Consultant further agrees to indemnify the Company and hold it harmless to the extent of any obligation imposed on the Company (a) to pay withholding taxes or similar items, or (b) resulting from any legal determination that Consultant is not an independent contractor.

     6. Termination. Either party may terminate this Agreement for any reason and at any time by giving thirty (30) days written notice to the other party. Should either party default in the performance of the Agreement or materially breach any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party, and such termination shall be effective immediately upon receipt of said notice, or five (5) days from mailing of said notice, whichever occurs first. This Agreement terminates automatically and immediately upon the occurrence of any of the following events: (a) bankruptcy or insolvency of either party or (b) the death or disability of Consultant. Upon termination by either party, Consultant will be entitled to receive only compensation for the services provided through the date of the termination, and PeopleSoft will not be required to make any other payment, by way of compensation or damages of any kind.

     7. No Assignment. This Agreement may not be assigned by either Consultant or PeopleSoft without the prior written consent of the other.

     8. Entire Agreement; Modifications. This instrument, together with the exhibits hereto, contains the entire agreement of the parties with regard to matters covered herein. Standard policies of PeopleSoft applicable to consultants shall govern matters not set forth in this Agreement to the extent they do not conflict with this Agreement. This Agreement may not be changed or modified, or released, discharged, abandoned or otherwise terminated, in whole or in part, except by an instrument in writing approved by the Board, and signed by an executive officer of PeopleSoft and by Consultant.

     9. Governing Law. This Agreement and all matters or issues collateral hereto shall be governed by the laws of the State of California applicable to contracts made and to be performed entirely within such State.

     10. Waiver. A waiver by either party of any of the terms or conditions of this Agreement in any one instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof. All remedies, rights, undertakings, obligations and agreements contained in this Agreement shall be cumulative, and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either party.

     11. Compliance with Laws and Policies. Consultant agrees that he will at all times comply strictly with all applicable laws and all current and future policies of PeopleSoft.

     12. Confidentiality; Property of PeopleSoft. As used in the Agreement, the term “Confidential Information” means proprietary information, trade secret or knowledge belonging to PeopleSoft and its subsidiaries, including without limitation research, product plans, software, designs or drawings, processes or formulae, computer programs, inventions, engineering, business and financial data, salary information, customer lists, surveys and any other information pertaining to any aspects of PeopleSoft’s business which is either information not known by actual or potential competitors of PeopleSoft or is proprietary information of PeopleSoft or its customers or suppliers, whether of a technical nature or otherwise.

     Consultant agrees to hold in confidence and not, directly or indirectly, to use or disclose, either during or after termination of his services as a consultant to PeopleSoft any Confidential Information Consultant obtains or creates during the period of this Agreement, except to the extent authorized by PeopleSoft, until such Confidential Information becomes generally known. Consultant agrees not to make copies of such Confidential Information except as authorized by PeopleSoft. Upon termination or expiration of his services hereunder, Consultant agrees to return to PeopleSoft all property of PeopleSoft and its subsidiaries of which Consultant has had custody and to deliver to PeopleSoft all tangible copies of Confidential Information.

     13. Survival of Certain Provisions. The rights and obligations of the parties under Section 12 shall survive the termination of this Agreement.

     14. Severability of Provisions. If any provision or any portion of any provision of this Agreement, or the application of any such provision or any portion thereof to any person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement, and the application of such provision or portion of such provision as is held invalid or unenforceable to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be thereby affected.

     15. Arbitration and Attorneys Fees. Any and all disputes between Consultant and PeopleSoft, or its affiliates, agents, other contractors, or representatives, concerning this Agreement or the parties’ independent contractor-client relationship, that cannot be resolved by negotiation between the parties, shall be resolved by final and binding arbitration to be conducted in Alameda County, California, according to California law and the rules of the American Arbitration Association then in effect. This agreement to arbitrate covers and includes, without limitation, claims for breach of contract and breach of the covenant of good faith and fair dealing, business or personal tort claims, statutory claims for discrimination or harassment, and any other claims arising under any federal, state, or local law or regulation now in existence or hereinafter enacted and as amended from time to time concerning in any way the subject of Consultant’s relationship with or provision of services as a Consultant to PeopleSoft, or the termination of this Agreement. The arbitration provided for herein shall be in lieu of any civil action, and any decision resulting from such arbitration shall be final and binding, and enforceable by any competent court of law. The prevailing party in any such arbitration or court action to enforce arbitration shall be entitled to recover expenses incurred, including attorneys’ fees.

     16. Notices. All notices required to be given hereunder shall be given in writing, and may be personally delivered (including by facsimile), sent by overnight mail or deposited with the U.S. postal authorities, return receipt requested, to the parties addresses set forth on the signature page hereto or to such other address as the parties may from time to time designate in writing.

     17. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CONSULTANT	PEOPLESOFT, INC.

/s/ Aneel Bhusri	By: /s/ James P. Shaughnessy

Aneel Bhusri, Consultant	Name: James P. Shaughnessy Title: Senior Vice President, General Counsel, Secretary

Address:	Address:
4460 Hacienda Drive Pleasanton, CA 94588-8618 Fax: (925) 694-5550